ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 22, 2021	Lisa M. Henry
T +1 617 951 7780
Lisa.Henry@ropesgray.com

BY EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Ladies and Gentlemen:

On behalf of AMG Funds IV (the “Trust”), we are filing today through EDGAR, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, a copy of the Trust’s preliminary proxy statement relating to its May 20, 2021 special meeting of stockholders of AMG Beutel Goodman Core Plus Bond Fund (formerly AMG Managers DoubleLine Core Plus Bond Fund) (the “Fund”). The meeting is being called for the purposes described in the enclosed proxy statement. Copies of the proxy statement are expected to be mailed to the Fund’s shareholders beginning on or about April 8, 2021.

Please direct any questions concerning this filing to the undersigned at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry